June 24, 2005

Via EDGAR

Via Facsimile

United States Securities and Exchange

Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-5546

Attention: Larry Spirgel, Assistant Director

Re:	Nobel Learning Communities, Inc.
Form 10-K for the fiscal year ended July 3, 2004
Filed September 15, 2004

Form 10-Q for the quarter ended January 1, 2005
File No. 000-27024
Filed February 9, 2005

Ladies and Gentlemen:

This letter is written to address a question raised by the Staff in our last telephone conversation of June 3, 2005, regarding the amount of goodwill impairment to Nobel Learning Communities, Inc. (“NLCI”) applying two different reporting unit bases. Specifically, the Staff asked whether NLCI could represent that the difference, if any, in the goodwill impairment using 17 reporting units (based on NLCI’s districts) when compared to the goodwill impairment using 10 reporting units would not be material.

Based on the goodwill impairment analysis performed on a 17 reporting units basis, NLCI hereby represents that the estimated difference to the goodwill impairment would not be material to the financial statements for the fiscal years ended June 30, 2003 and July 3, 2004. The analysis shows differences of approximately $283,000, additional impairment, and $84,000, reduced impairment, for fiscal 2003 and 2004 respectively (net $199,000). The analysis was performed using consistently applied discounted cash flows, discount rates and net assets as in the 10 reporting unit analysis. NLCI’s analysis has been reviewed with our outside auditors, BDO Seidman, who has concurred that the difference would not be material.

NLCI believes it has addressed and responded to the comments in the original comment letter dated February 25, 2005. We appreciate the Staff’s time and effort in connection with this process.

Please contact me at (484) 947-2030 or NLCI’s outside counsel, Richard P. Jaffe, at (215) 864-8901 with any further questions. Thank you.

Sincerely,

Thomas Frank

Chief Financial Officer

Nobel Learning Communities, Inc.

cc:	Adam Washecka
Kathy Herman
Richard P. Jaffe
Wendy Hambleton